Filed Pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated August 13, 2008
Relating to Preliminary Prospectus Supplement dated August 12, 2008
Registration Statement No. 333-149559
PRICING TERM SHEET
Dated August 13, 2008 to the
Preliminary Prospectus Supplement Referred to Below
FERRO CORPORATION
$150,000,000
6.50% Convertible Senior Notes due 2013
This term sheet relates only to the securities described below and should be read together with the preliminary prospectus supplement dated August 12, 2008 relating to these securities, including the documents incorporated by reference therein and including the base prospectus dated August 12, 2008 and filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. The information in this communication supersedes the information in the preliminary prospectus supplement and the base prospectus to the extent inconsistent with the information therein.

Issuer	Ferro Corporation (NYSE: FOE)

Securities Offered	6.50% Convertible Senior Notes due 2013.

Aggregate Principal Amount Offered	$150,000,000

Over-allotment Option	$22,500,000

Maturity Date	August 15, 2013.

Daily Share Cap	1/20th of 49.4805 shares of common stock, subject to adjustment.

Price to Public	100%

Interest	6.50% per annum, accruing from the Settlement Date.

Interest Payment Dates	Each February 15 and August 15, beginning on February 15, 2009.

Interest Record Dates	Each February 1 and August 1.

Closing Sale Price of FOE Common Stock on the NYSE on the Pricing Date (the “Reference Price”)	$20.21

Conversion Premium	60% over the Reference Price.

Base Conversion Rate	30.9253 per $1,000 principal amount of notes, subject to adjustment.

Base Conversion Price	Approximately $32.34, subject to adjustment.

Incremental Share Factor	18.5552, subject to adjustment.

Pricing Date	August 13, 2008.

Settlement Date	August 19, 2008.

CUSIP/ISIN	315405AL4 / US315405AL40

Listing	None.

Net Proceeds Before Expenses	$145,875,000 million ($167,756,250 million if the underwriters exercise in full their option to acquire additional Notes).

Increase of Applicable Conversion Rate upon Conversion upon Make-Whole Fundamental Change	The following table sets forth the stock price, effective date and number of additional shares by which the applicable conversion rate will be increased upon a conversion in connection with a make-whole fundamental change that occurs in the corresponding period to be determined by reference to the stock price and effective date of the make-whole fundamental change:

	Effective Date
	August 19,	August 15,	August 15,	August 15,	August 15,	August 15,
Stock Price	2008	2009	2010	2011	2012	2013
$20.21	18.5552	18.5552	18.5552	18.5552	18.5552	18.5552
$25.00	14.2096	13.3273	12.2709	10.9950	9.5428	9.0676
$30.00	11.9859	11.0232	9.7947	8.1773	5.9297	2.4021
$35.00	9.5052	8.6045	7.4302	5.8503	3.5739	0.0000
$40.00	6.8850	6.1009	5.0752	3.7042	1.7847	0.0000
$45.00	5.0571	4.4009	3.5483	2.4328	0.9596	0.0000
$50.00	3.7372	3.2015	2.5139	1.6406	0.5659	0.0000
$55.00	2.7592	2.3292	1.7860	1.1195	0.3586	0.0000
$60.00	2.0210	1.6806	1.2583	0.7593	0.2321	0.0000
$65.00	1.4572	1.1913	0.8678	0.5006	0.1427	0.0000
$70.00	1.0241	0.8192	0.5753	0.3100	0.0728	0.0000
$75.00	0.6911	0.5359	0.3553	0.1678	0.0183	0.0000
$80.00	0.4363	0.3212	0.1910	0.0645	0.0000	0.0000
$85.00	0.2444	0.1620	0.0740	0.0026	0.0000	0.0000
$90.00	0.1069	0.0532	0.0058	0.0000	0.0000	0.0000
$95.00	0.0231	0.0000	0.0000	0.0000	0.0000	0.0000
     The exact stock prices and effective dates may not be set forth on the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the stock price is greater than $95.00 per share (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be issued upon conversion; and

•	if the stock price is less than $20.21 per share (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be issued upon conversion.
     Our obligation to increase the applicable conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of law and equity. In addition, in no event will the applicable conversion rate after adjustment exceed 49.4805 per $1,000 principal amount of notes, subject to adjustments in the same manner as the base conversion rate as set forth under “— Conversion Rate Adjustments” in the preliminary prospectus supplement.

Correction	The following correction is made to the definition of “C” in the antidilution adjustment event described in paragraph (4) appearing on page S-40 of the preliminary prospectus supplement:

C = the aggregate amount by which the aggregate amount of cash so distributed in any single quarterly period applicable to one share of common stock exceeds the base dividend amount.

Other Information	We have been advised that, on August 13, 2008, Credit Suisse Securities (USA) LLC purchased, on behalf of the syndicate, 110,400 shares of the Company’s common stock at an average price of approximately $20.20 per share in compliance with Rule 104 of Regulation M.
The Company has filed a registration statement (including the base prospectus) and preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the base prospectus, preliminary prospectus supplement and the other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the registration statement and the preliminary prospectus supplement relating to the offering may be obtained from Credit Suisse Securities (USA) LLC by calling toll-free 1-800-221-1037.